INVEST IN **EDDSON DENTAL, INC.**

Dental practice management software and technology suite



eddsondental.com   Kansas City, MO

Highlights

1. Recurring revenue model that is on pace for $500k this year with minimal debt.

2. Growing authorized distributor network-includes 5 dealers representing over 15,000 dental practices.

3. Forecasted year over year revenue growth of over 50% (not guaranteed)

4. Product has 95% historical customer retention rate over its life.

5. Fully scalable solution with bundled pricing options resulting in one of the market's best values.

6. One of the 1st applications to offer performance-based AI for real time monitoring/recommendations.

7. Subscription pricing model that should produce rapid revenue growth/value (not guaranteed).

8. EDDSON "Next Gen" was released in 2nd Qtr. 2024 & includes notable innovations/new features.

Featured Investors

 **Don Brunker**
Syndicate Lead

[Follow]

Invested $4,020,000 ⓘ

Business owner and investor.

"I really believe this is the best practice management software for the dentist that wants a feature rich solution to maximize the dental practice's profitability and to provide the best possible service to the patient. Eddson has the most efficient design that allows you to multi-task with an easy to use interface. With it's on-line immediate help desk you can solve a problem quickly that current software companies just do not provide. The built-in analytics coupled with all the above features makes it the next big winner in the dental practice management software business. I believe this Company can be very successful."

 Other investors include Don Brunker, CEO Goetze Dental, James Bradbury, CEO Eddson Dental Inc.

Our Team

 **James R. Bradbury** CEO, Co-founder

Rusty holds an MBA and has an extensive professional background including years as a software/business analyst and CFO, as well as decades of experience working directly with dental practices as a former practice consultant and software developer.

 **John Spano** Chief Technology Officer

John has over 25 Years of experience developing large scale windows applications using state of the art Microsoft development platforms and tools including DotNet and Microsoft SQL.

 **Rue Schmalz** Implementation/Support Specialist

A former dental office administrator and dental clinical assistant, Rue has extensive experience running a dental practice and delivering dental care to patients.

 **Robbie Norton** Developer/Data Conversion Specialist

Robbie has over 20 years of experience with SQL databases, Data Information Science, large scale data conversion, and windows development.

 **Michele Kanda** Support Specialist

Michele is a former dental office administrator with years of EDDSON experience in that role. She is expert in dental insurance administration and claims management.

 **Jodee Litfin Rensenhouse** Implementation/Support Specialist

Jodee has decades of direct dental experience as an office manager of a large dental practice with years of experience using EDDSON in a thriving multi-doctor practice doctor practice.



Brittany Prewitt   Support Specialist

Our newest team member, Brittany has years of dental administration experience with an emphasis on insurance claim management and claim payment faciliation.



Michelle Morehead   Implementation Specialist

Michelle is our most experienced new user onboarding resource, Michelle also has years of direct experience working in dental administration using EDDSON.



Sarah Russell   Developer/Reporting & Data Visualization

Sarah has over 20 years of experience in windows development, specializing in reporting and data visualization.



Grace Scholl   Implementation Specialist

Grace is an experienced dental administrator & EDDSON user that knows firsthand how EDDSON can positively transform a dental practice. Her practice significantly increased collections & overall practice performance in less than a year with EDDSON.



Ron Booth   CFO

Ron began his career at Price Waterhouse Coopers, a big four accounting firm where he worked in mergers, acquisitions, and auditing with a focus on financial companies which included mutual funds, mortgage banks, start-ups and a national agricultural cred

Simplifying Dental Practice Management. Maximizing Practice Performance.

Introducing EDDSON...

Dental Practice Management Software & Technology Suite



EDDSON Dental develops and markets dental specific technologies that includes best-in-class practice management software with a complimentary and comprehensive suite of optional tools for facilitating patient engagement and

comprehensive suite of optional tools for facilitating patient engagement and treatment success as well as advanced tool and analytics for maximizing dental practice performance.

The Problem with Existing Dental Software Applications…


Error
EDDSON™

The dental software market is dominated by a handful of "legacy" applications that were developed decades ago and continue to be plagued with poor/antiquated designs with limited functionality that includes:

1. Inefficient design that does not support multi-task functionality and prone to user error.
2. User interface/functionality that is poorly organized and is not user-friendly/intuitive.
3. Inconsistent and inaccurate reporting/accounting as well as the absence of advanced business tools necessary for the effective management of today's dental practice.
4. Limited overall solution that does not offer fully integrated functionality for patient communication, online/digital forms, phone system integration, and performance analytics. Instead, they require <u>expensive</u> 3rd party products and services to round out their offering.
5. Poor/antiquated support systems. Most still require their users to call a support line and, after a series of button presses, will eventually be connected to an overseas call center staffed by inexperienced personnel.
6. High expense and low value. Upfront licensing fees coupled with monthly support/update fees that are then combined with the 3rd party services previously referenced result in exponentially higher ongoing costs.

The EDDSON Difference…


Patient Text Message and Appointment Reminders
Web Forms and Payment Processing Modules
Unique 2-Way Phone System Integration
Unparalleled Practice Performance Analytics
EDDSON

EDDSON was designed and built to directly address the shortcomings of the legacy software applications. EDDSON's unique design and advanced



legacy software applications. EDDSON's unique design and advanced functionality include:

1. Innovative user interface that delivers the only true multi-tasking dental software on the market today.
2. Unique and innovative functionality that improves workflow/task management, efficiency, while reducing opportunities for user errors.
3. Advanced business tools and performance analytics not found in any other applications that are designed specifically to **maximize** practice performance.
4. Specialty practice modules for periodontics and endodontics that open additional and very specific market opportunities. There are over 20,000 specialty practices in the US.
5. Complete and scalable solution that includes a comprehensive package of optional features/services that are in high demand by today's dental practice. These fully integrated features were designed, built, and owned by EDDSON – our users are not required to use expensive third-party products and services, which provides EDDSON with a significant competitive advantage.
6. EDDSON represents a cost-effective solution with bundled pricing options that ensure EDDSON represents one of the absolute best values in the industry.

Why the Capital Raise...

EDDSON Dental was originally developed through a partnership between Goetze Dental and James "Rusty" Bradbury, MBA. Goetze Dental's insights into the dental market and financial backing coupled with Rusty's extensive experience in accounting and dental practice consulting provided a unique opportunity to build an entirely new class of dental software.

Our growth strategy includes expanding our network of distribution and referral partners. As part of that strategy, EDDSON Dental will be separated from Goetze Dental and established as a separate, stand-alone company with a new ownership group. This will serve to eliminate any perceived conflicts of interest from new/existing distributors who may consider Goetze a competitor. It also affords the EDDSON management team with the opportunity for acute focus and operational flexibility to take full advantage of our unique market opportunity.

Valuation:

EDDSON Dental's valuation for this raise is based on the industry standard of 6-8 annualized subscription revenue and the EDDSON software application asset itself which has over $5 million invested to date.

Planned Use of Capital:

1. Fund the costs directly associated with the spin-off activities.

2. Provide capital to supplement operations for the first 12-18 months following the spin-off.

3. Provide capital for investments in marketing activities and resources that target distribution partner expansion as well as user and revenue growth activities.

Distribution Partners – Growth Opportunities



Historically, EDDSON was sold exclusively through Goetze Dental. In the past few months, we have signed 4 additional distributors and 2 referral partners. Our new distributors will serve to exponentially expand our geographic footprint and to accelerate user growth. Combined, our distributor/referral partners employ over 150 sales consultants that service over 15,000 dental offices in the US.

Authorized Distributors:

1. *Atlanta Dental* Headquarters: Duluth, GA   www.atlantadental.com

2. *Goetze Dental*   Headquarters: Kansas City, MO   www.goetzedental.com

3. *JL Dental*   Headquarters: Rochester, NY   www.jldental.com

4. *Midwest Dental*   Headquarters: Wichita Falls, TX
www.midwestdental.com

5. *Nashville Dental*   Headquarters: Madison, TN   www.nashvilledental.com

Referral Partners:

1. *American Independent Dental Alliance* www.aidagroup.org

2. *Dental Advocacy Group* www.dentaladvocacygroup.com

Why Invest in EDDSON?




Future projections are not guaranteed

EDDSON is an innovative and complete solution that is fully market vetted. It has unique functionality and capabilities that are notably and demonstratively different and effective. Our close rate for qualified buyers (dental offices committed to a software change) is over 70%. While project growth is never guaranteed, EDDSON is ideally positioned for explosive growth and has the potential to become a true industry disrupter that deliver excellent results and investor returns.

Advantages Include:

1. Fully developed product that has a growing user base and is already generating recurring revenue approaching $500k annually.

2. Uniquely and ideally positioned in the dental market. The dental management software market is underserved by the older technology that still dominates the industry. The dental market is historically quick to embrace technology that is different and demonstrably more effective.

3. EDDSON is built for a specific and targeted market that helps reduce the costs marketing and brand expansion. Software has a very low associated cost of goods sold and each customer delivers high net revenue and profit contributions.

4. Forecasted user growth is based on a conservative 43% year over year estimate. Our distribution network has been increased by 400% in recent months and should easily produce user growth rates at or above these projections. (*Future projections are not guaranteed*)

5. Subscription-based pricing model that produces ongoing monthly revenue stream that we predict will grow exponentially. Forecasted user growth will produce average year over year revenue growth greater than 50%. (*Future projections are not guaranteed*)

6. Subscription-based revenue models that marketed business to business historically have asset valuations based on their annualized subscription rates. Our focus will be on top line growth and rapidly expanding our user base for exponential subscription revenue growth. This growth, while note guaranteed, should result in an exponential increase in the company value over the next 3-5 years.

7. While never guaranteed, successful dental technology companies with recurring and sustainable revenue models have historically been attractive targets for purchase/acquisition by larger industry players.

Downloads

EDDSON Flyer.2024.pdf

ExecutiveSummary.2024.pdf

Use.Of.Funds.pdf